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October 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Brian Szilagyi and Matthew Williams

Re:	Angel Oak Financial Strategies Income Term Trust (File Nos. 333-281824 and 811-23358)

Dear Messrs. Szilagyi and Williams:

This letter responds to comments conveyed via telephone on September 13, 2024, to Brooke Clark and on September 30, 2024, to Stephen Cohen and Brooke Clark in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Angel Oak Financial Strategies Income Term Trust’s (the “Fund’s”) registration statement on Form N-2 filed on August 28, 2024 (the “Registration Statement”). The Fund intends to file a pre-effective amendment to the Registration Statement, which will reflect the responses below. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.

General

1.	Comment: Please ensure the XBRL interactive data tagging requirements are met.

Response: The Fund confirms that it will meet the XBRL interactive data tagging requirements.

Prospectus

2.	Comment: On page 10 of the Prospectus, in the Financial Highlights section, please include the name of the Fund’s independent registered public accounting firm.

Response: The Fund confirms that it will include the name of the Fund’s independent registered public accounting firm.

3.

Comment: On page 10 of the Prospectus, in the Financial Highlights section, please include and/or incorporate by reference the Fund’s July 31, 2024 semiannual report if the effective date of the Registration Statement will be October 2, 2024, or later.

Response: The Fund confirms that it will incorporate by reference the Fund’s July 31, 2024 semiannual report.

4.	Comment: Please confirm if shareholders received 60 days’ notice of the addition of “U.S. and non-U.S.” before “financial institutions” in the Fund’s 80% investment policy.

Response: The Fund notes that on May 12, 2020, the Staff commented for Angel Oak Dynamic Financial Strategies Income Term Trust (“DYFN”), a former closed-end fund that was advised by the Adviser and had a materially similar 80% investment policy as the Fund, to clarify DYFN’s 80% investment policy by including “U.S. and non-U.S.” with respect to financial institutions (comment available here). In response to the Staff’s comment and to clarify that reference to financial institutions in the Fund’s 80% policy includes both U.S. and non-U.S. financial institutions, the Fund added “U.S. and non-U.S.” before “financial institutions” in the Fund’s 80% investment policy. The Fund believes this clarification was a non-material change to the text of the Fund’s 80% policy that did not change the Fund’s application of its 80% investment policy and, thus, did not warrant 60 days’ notice.

Statement of Additional Information

5.	Comment: Please confirm or revise the administration and fund accounting fees that were paid by the Fund included in the Other Service Providers section.

Response: The Fund will revise the administration and fund accounting fees.

6.

Comment: In the Financial Statements section, please include and or incorporate by reference the Fund’s July 31, 2024 semiannual report if the effective date of the Registration Statement will be October 2, 2024, or later and remove the reference to the July 31, 2023 semiannual report.

Response: The Fund will revise the disclosure accordingly.

Part C

7.	Comment: In Item 25(1) Part A and Part B, change “File number” to “Accession number.”

Response: The Fund will revise the disclosure accordingly.

8.	Comment: In Item 25(1) Part B, please include a hyperlink to the Fund’s July 31, 2024 semiannual report.

Response: The Fund will revise the disclosure accordingly.

*    *    *

Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen